

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

August 5, 2010

Via Facsimile and U.S. Mail

Valerie D. Bandstra, Esq.
Brown, Winick, Graves, Groves, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Dea Moines, IA 50309

   Re: Red Trail Energy, LLC
      Schedule 13E-3 filed July 16, 2010
      File No. 5-81866
      Schedule 14A filed July 16, 2010
      File No. 0-52033

Dear Ms. Bandstra:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note that you are purporting to create three classes of securities out of what is currently a single class of common equity units, for the purpose of taking the company private by causing the existing class of common equity units to be held by less than 300 security holders of record and causing the "new" classes of units to be held by less than 500 security holders of record. In your response letter, provide your legal analysis as to why the common equity units and the Class A, B, and C Units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please

provide a formal opinion of counsel that your existing common equity units and your newly authorized Class A, B, and C Units are separate classes of securities under North Dakota state law. Your response should also provide counsel's legal analysis as to why it is opining that your existing common equity units and the newly authorized Class A, B, and C Units are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your existing and new class of stock and why the rights of each class support the opinion of counsel.

Schedule 14A

2. Please revise the proxy statement and proxy card to indicate that they are "preliminary" copies. Refer to Rule 14a-6(e)(1).

3. We note that the board believes that the reclassification transaction is fair to unaffiliated unit holders. Please revise throughout the document to include the board's fairness determination with respect to each group of unaffiliated shareholders: the unaffiliated unit holders who will receive Class A Units, the unaffiliated unit holders who will receive Class B Units and the unaffiliated unit holders who will receive Class C Units.

4. Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

Questions and Answers About and Summary of the Reclassification…, page 1

What amendments to the Amended and Restated Operating Agreement…, page 4

5. Please revise or advise us as to whether certain amendments should be identified as separate matters to be acted upon. Refer to Rule 14a-4(a)(3) and the Fifth Supplement to the Division's Manual of Publicly Available Telephone Interpretations. In this regard, address whether any of the amendments were not previously part of your governing documents and would require unit holder approval if they were presented on their own.

What are the terms of the Class A, Class B and Class B Units…, page 6

6. Please revise to include a column that describes the current rights of common equity unit holders. Refer to Item 1004(a)(2)(v) of Regulation M-A. In addition, please address cumulative voting rights.

If the reclassification transaction is approved, will we continue to have annual…, page 10

7. Please revise to clarify that after the going private transaction, security holders
   will not be receiving the same disclosure as before the reclassification because the
   financial information will not be subject to the disclosure requirements and
   obligations that the federal securities laws require of public companies.

Do our governors and officers have different interests in the reclassification…, page 11

8. Please revise to clarify that all of your governors except for Messrs.
   Kirschenheiter and Mauch will receive Class A Units.

How many votes can I cast when electing governors, page 13

9. We note that unit holders have cumulative voting rights. Please revise to include
   the information required by Item 6(c)(3) and (4) of Schedule 14A.

Background of the Reclassification Transaction, page 14

10. Please revise the Background section to further describe each contact, meeting, or
    negotiation that took place and the substance of the discussions or negotiations at
    each meeting. Please identify any counsel and the members of management who
    were present at each meeting. In addition, please revise to describe any
    discussion regarding the terms of the Class A, B, or C Units.

RTE's Reasons for the Reclassification, page 17

11. Please revise to quantify the incremental cost of your expenses, given that you
    will continue to incur legal, accounting and auditing expenses after the going
    private transaction.

Substantive Fairness, page 20

12. We note you sent a notice to unit holders that they had until May 21, 2010 to
    transfer units so that they could hold 50,000 or more units and receive Class A
    Units. Please revise to describe the reasons and basis for restricting transfers after
    May 21, 2010 and before unit holders received information about the
    reclassification. In addition, please file the notice to unit holders on EDGAR,
    since it appears the notice should have been filed as soliciting material under Rule
    14a-12.

Material Federal Income Tax Consequences of the Reclassification…, page 33

13. Please revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

The Second Amended and Restated Operating Agreement, page 34

14. Please revise to describe the reasons for the amendments to the operating agreement and control agreement. Refer to Item 19 of Schedule 14A.

Proposal 3; Election of Three Members of the Board of Directors, page 43

15. We note that on the proxy card you indicate that Messrs. Meuchel, Kirschenheiter and Mauch are standing for re-election. Please revise to include all of the nominee information in the proxy statement, or advise us. Refer to Rule 14a-4(d)(1).

16. Please revise to state whether each nominee has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4).

Voting and Revocation of Proxies, page 46

17. We note that unit holders may revoke by delivering a "written revocation." Please revise to describe all of the legal requirements for an effective written revocation.

Form of Proxy Card

18. Please revise to clearly provide the means to withhold authority to vote for each nominee. Refer to Rule 14a-4(b)(2).

19. Please revise the proxy card to disclose whether one proposal is conditioned on approval of the other. Refer to Rule 14a-4(a)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions